



06019204

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
Judith.George@tns-global.com

Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
RECEIVED
PROCESSING
DEC 1 1 2006
WASH. D.C.
213
SECTION

SUPPL

6th December 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Infratest Burke International Services Ltd-2006 Annual Return.
2. Infratest Burke Ltd- 2006 Annual Return.
3. Infratest Burke Group Ltd. 2006 Annual Return.
4. TNS Dollar Finance Limited. 2006 Annual Return.
5. Taylor Nelson Sofres Services Limited. 2006 Annual Return

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.

f:\users\companysecretarial 060101\plc\letters\sec letters 2006\060821-(securities & exchange commission).doc

tns

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
Judith.George@tns-global.com

Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
RECEIVED
PROCESSING
DEC 11 2006
WASH., D.C.
213
SECTION

6th December 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Infratest Burke International Services Ltd-2006 Annual Return.
2. Infratest Burke Ltd- 2006 Annual Return.
3. Infratest Burke Group Ltd. 2006 Annual Return.
4. TNS Dollar Finance Limited. 2006 Annual Return.
5. Taylor Nelson Sofres Services Limited. 2006 Annual Return

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Judith George

Enc.

f:\users\companysecretarial 060101\plc\letters\sec letters 2006\060821-(securities & exchange commission).doc

CD. 27.11.06
NB Share Capital Issued £120,000.

The Company Secretary
INFRATEST BURKE INTERNATIONAL
SERVICES LTD
Tns House
West Gate
London
W5 1UA

66404-01332



Companies House
for the record

Our Ref 2379938/03/10
Date 14th November 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 2379938

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **10th November 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **15th November 2006 the return date**
- Reaches Companies House by **13th December 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

mpany no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.





dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

INFRATEST BURKE INTERNATIONAL SERVICES LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2379938

Information extracted from Companies House records on

10th November 2006

Section 1: Company details

Ref: 2379938/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7413 — Market research, opinion polling** **9999 — Dormant company**	**SIC CODE — Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 60,000	Number of shares issued
	Aggregate Nominal Value of issued shares £60,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 60,000	Total number of shares issued
	Total Nominal value of shares issued £60,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** N F O EUROPE VERWALTUNGS GMBH	Name TNS EUROPE VERWALTUNGS GMBH	
Address Landsberger Strasse 338 Munich	Address UK Postcode	**Shares transferred by** N F O EUROPE VERWALTUNGS GMBH

Current details		Amended details		Shares transferred		
Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	60000	ORDINARY	120,000			__/__/____
						__/__/____

the company at the date of this return, but whose details are not printed in Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *15/11/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **15th November 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	02136155	
Company Name:	INFRATEST BURKE LTD	
Submission Number:	001-801738	
Date	**Type**	**Made up Date**
08/11/2006	363 Annual Return	30/09/2006
	£15 fee received by account	

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

25 October ~~AWB OCT 2006~~
Pending Receipt
Envelope 001-745298

The Company Secretary
INFRATEST BURKE LTD
Tns House
West Gate
London
W5 1UA

58811-00082


Companies House
for the record

Our Ref 2136155/03/10
Date 28th September 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 2136155

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **23rd September 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th September 2006 the return date**
- Reaches Companies House by **28th October 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.


AWARDED FOR EXCELLENCE


dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

INFRATEST BURKE LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2136155
Information extracted from Companies House records on
23rd September 2006

Section 1: Company details

Ref: 2136155/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7413 — Market research, opinion polling** **7499 — Non-trading company**	**SIC CODE — Description**

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ____________
	Nominal value of each share £1.00	Nominal value of each share ____________
	Number of shares issued 10,000	Number of shares issued ____________
	Aggregate Nominal Value of issued shares £10,000.00	Aggregate Nominal Value of issued shares ____________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 10,000	Total number of shares issued ____________
	Total Nominal value of shares issued £10,000.00	Total Nominal value of shares issued ____________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **INFRATEST BURKE GROUP LTD**	Name ______	
Address **Wembley Point** **1 Harrow Road Wembley** **HA9 6DE**	Address ______ ______ ______ UK Postcode	**Shares transferred by** **INFRATEST BURKE GROUP LTD**
Shares held *Class* *Number* **Ordinary** **10000**	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— *for the record* —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date _ _ / _ _ / _ _ _ _

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/9/2006***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2007** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* _ _ _ _ _ _ _ _ _ _ _ _ _

Address ______________________

____

____

DX number *if applicable* _ _ _ _ _ _

DX exchange ______________________

Postcode _ _ _ _ _ _ _

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	02127788	
Company Name:	INFRATEST BURKE GROUP LTD	
Submission Number:	001-801745	
Date	**Type**	**Made up Date**
08/11/2006	363 Annual Return	30/09/2006
	£15 fee received by account	

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

Pending receipt

The Company Secretary
INFRATEST BURKE GROUP LTD
Tns House
West Gate
London
W5 1UA

58811-00061


Companies House
for the record

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 2127788/03/10
Date 28th September 2006

2006 Annual Return for Company Number 2127788

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **23rd September 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th September 2006 the return date**
- Reaches Companies House by **28th October 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.


AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588

Company Name
INFRATEST BURKE GROUP LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2127788
Information extracted from Companies House records on
23rd September 2006

Section 1: Company details

Ref: 2127788/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code / Description** **7413 Market research, opinion polling** **7499 Non-trading company**	**SIC CODE / Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen Michael FACTOR** **Address** **7B Connaught House** **Clifton Gardens** **London** **W9 1AL** **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ______________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______________ Occupation ______________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Stephen Michael FACTOR ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **2,000,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£2,000,000.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **2,000,000**	Total number of shares issued
	Total Nominal value of shares issued **£2,000,000.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** INFRATEST BURKE INTERNATIONAL GMBH	Name ____________	
Address Landsbergerstrasse 338 Munich Germany	Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊	**Shares transferred by** **INFRATEST BURKE** **INTERNATIONAL GMBH**
Shares held *Class* *Number* Ordinary 2000000	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* ⌊⌊/⌊⌊/⌊⌊⌊⌊ ⌊⌊/⌊⌊/⌊⌊⌊⌊

Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For *jointly held shares please* list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— *for the record* —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ____________________ (Director / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/9/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ____________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __ __

Address ____________________

____

____

DX number *if applicable* __ __ __ __ __ __

DX exchange ____________________

Postcode __ __ __ __ __ __ __

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	04554166	
Company Name:	TNS DOLLAR FINANCE LIMITED	
Submission Number:	001-801753	
Date	**Type**	**Made up Date**
08/11/2006	363 Annual Return	04/10/2006
	£15 fee received by account	

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636


RECEIVED
04 OCT 2006
60077-01025


Companies House
for the record


RECEIVED
05 OCT

The Company Secretary
TNS DOLLAR FINANCE LIMITED
Tns House
Westgate
London
W5 1UA

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 4554166/09/28
Date 3rd October 2006

2006 Annual Return for Company Number 4554166

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **29th September 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **4th October 2006 the return date**
- Reaches Companies House by **1st November 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.



USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	**LONDON**	**EDINBURGH**
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

TNS DOLLAR FINANCE LIMITED

363s Annual Return

Company Type

Private Company Limited By Shares

Company Number

4554166

Information extracted from Companies House records on

29th September 2006

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 4554166/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7487** **Other business activities**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ian John PORTAL ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND** **Date of birth** **23/08/1959** **Nationality** **British** **Occupation** **Group Company Secretary**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ian John PORTAL ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jameson SMITH	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 33 Woodend Drive Sunninghill Berkshire SL5 9BD	Address ______
	Date of birth 25/03/1962	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Treasurer	Nationality ______
		Occupation ______
		Date of change __ / __ / ____
		Date Jameson SMITH ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	Address ______
	Date of birth 02/12/1957	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Group Legal Adviser	Nationality ______
		Occupation ______
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 04/10/2005

> **REMEMBER:**
__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		



Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date __ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***4/10/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **4th October 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	03848002	
Company Name:	TAYLOR NELSON SOFRES SERVICES LIMITED	
Submission Number:	001-801721	
Date	**Type**	**Made up Date**
08/11/2006	363 Annual Return	24/09/2006
	£15 fee received by account	

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

25 October 2006
pending receipt.

The Company Secretary
TAYLOR NELSON SOFRES SERVICES LIMITED
Tns House
Westgate
London
W5 1UA

57461-00398



RECEIVED
25 SEP 2006



Companies House
for the record

Our Ref 3848002/03/10
Date 21st September 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 3848002

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **16th September 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **24th September 2006 the return date**
- Reaches Companies House by **22nd October 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.



CHARTER MARK

AWARDED FOR EXCELLENCE



dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

TAYLOR NELSON SOFRES SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3848002

Information extracted from Companies House records on 16th September 2006

Section 1: Company details

Ref: 3848002/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3848002

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Denis DELMAS **Address** 8 Chemin De Paradis Ruei'l Halmaijon 92500 France **Date of birth** 24/09/1961 **Nationality** French **Occupation** Managing Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Denis DELMAS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Managing Dir	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Soutar LOWDEN **Address** The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB **Date of birth** 16/08/1957 **Nationality** British **Occupation** Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the *Companies Act 1985*. Address
		UK Postcode
	Date of birth 02/12/1957	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality
	Occupation Solicitor	Occupation
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **) the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** TNS UK LIMITED		Name				
Address Westgate London W5 1UA		Address		**Shares transferred by** TNS UK LIMITED		
		UK Postcode				
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	2					/ /
						/ /

Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature

(Director / Secretary)

Date

__ __ / __ __ / __ __ __ __

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *24/9/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th September 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Address

DX number *if applicable*

DX exchange

Postcode



TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
Judith.George@tns-global.com
Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
RECEIVED
PROCESSING
DEC 1 1 2006
WASH., D.C.
213
SECTION

6th December 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Block Listing Six-Monthly Return
2. Notification of Transactions of Directors- David Lowden. Chief Executive Officer
3. Taylor Nelson Sofres Plc Results of Extraordinary General Meeting.
4. Notification from The Capital Group Companies, Inc;
5. Notification from Legal & General Investment Management.
6. Notification from The Capital Group Companies, Inc;
7. Notification from The Capital Group Companies, Inc;
8. Notification from Fidelity International ,

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.

f:\users\companysecretarial 060101\plc\letters\sec letters 2006\061206- (securities & exchange commission).doc

tns

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
Judith.George@tns-global.com
Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
RECEIVED
DEC 11 2006
WASH. D.C.
213
SECTION

6th December 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Block Listing Six-Monthly Return
2. Notification of Transactions of Directors- David Lowden. Chief Executive Officer
3. Taylor Nelson Sofres Plc Results of Extraordinary General Meeting.
4. Notification from The Capital Group Companies, Inc;
5. Notification from Legal & General Investment Management.
6. Notification from The Capital Group Companies, Inc;
7. Notification from The Capital Group Companies, Inc;
8. Notification from Fidelity International ,

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.

f:\users\companysecretarial 060101\plc\letters\sec letters 2006\061206- (securities & exchange commission).doc

RNS Number:4550M
Taylor Nelson Sofres PLC
21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

2. Name of scheme: Taylor Nelson Sofres plc
1989 Savings Related Share Option Scheme

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme: 432,594

5. Number of shares issued/allotted under scheme during period: 35,598

6. Balance under scheme not yet issued/allotted at end of period: 396,996

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

2. Name of scheme: Taylor Nelson Sofres plc
1999 Worldwide Employee Sharesave Plan (WESP)

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of

stock/debt security) already listed but not issued under scheme: 1,193,272

5. Number of shares issued/allotted under scheme during period: 515,237

6. Balance under scheme not yet issued/allotted at end of period: 678,035

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

Name of scheme: Taylor Nelson Sofres plc 1994 Executive Share Option Scheme; and
Taylor Nelson Sofres plc 2001 Executive Share Option Plan

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme: 4,900,464

5. Number of shares issued/allotted under scheme during period: 400,661

6. Balance under scheme not yet issued/allotted at end of period: 4,499,803

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records. 452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC.

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii).

3. Name of *person discharging managerial responsibilities/director*

DAVID LOWDEN – CHIEF EXECUTIVE OFFICER.

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON REFERRED TO IN 3. ABOVE.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

NOT APPLICABLE.

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

NOT APPLICABLE.

8 State the nature of the transaction

EXERCISE OF EMPLOYEE PARTICIPATION PLAN ("EPP") AWARD SHARES GRANTED IN SEPTEMBER 2003 AND RELEASE AND RETENTION OF ASSOCIATED DEPOSIT SHARES HELD IN TRUST UNDER TERMS OF THE PLAN.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

39,402 AWARD SHARES ACQUIRED ON EXERCISE AND WITHDRAWAL AND RETENTION OF 46,495 DEPOSIT SHARES.

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.009% OF ISSUED SHARE CAPITAL (AWARD SHARES ONLY).

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NOT APPLICABLE.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per *share* or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

28 NOVEMBER 2006.

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 319,402 SHARES, REPRESENTING 0.07% OF ISSUED SHARE CAPITAL.

16. Date issuer informed of transaction

28 NOVEMBER 2006.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

NOT APPLICABLE.

18. Period during which or date on which it can be exercised

NOT APPLICABLE.

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE.

20. Description of *shares* or debentures involved (*class* and number)

NOT APPLICABLE.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE.

22. Total number of *shares* or debentures over which options held following notification

NOT APPLICABLE.

23. Any additional information

NOT APPLICABLE.

24. Name of contact and telephone number for queries

PAUL WRIGHT, COMPANY SECRETARY, 020 8 967 4130.

Name and signature of duly authorised officer of *issuer* responsible for making notification

PAUL WRIGHT, COMPANY SECRETARY

Date of notification

28 NOVEMBER 2006.

END

6 NOVEMBER 2006

TAYLOR NELSON SOFRES PLC
RESULTS OF EXTRAORDINARY GENERAL MEETING

The Company is pleased to announce that at its Extraordinary General Meeting held this morning, 6 November 2006, the single Special Resolution proposed by the Directors was passed by shareholders.

The proxy votes cast before the meeting were as follows:

Special Resolution (Summary)	**Votes for (including discretionary votes)**	**Votes against**	**Votes withheld**
To approve the Company's increased authority to buy back its own shares to 10%	317,090,049	75,974	18,430

Taylor Nelson Sofres plc (TNS) has today received a notification dated 24 November 2006 from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A. and Capital International Limited regarding a change to a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 17,481,857 ordinary shares of 5p each in TNS, representing 3.99% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of investment clients by the affiliate companies mentioned above.

Affiliates and Names of Registered Holders

Capital Guardian Trust Company 1,450,000
State Street Nominees Limited 111,100
Chase Nominees Limited 1,191,300
Midland Bank plc 147,600

Capital International Limited 13,945,557
State Street Nominees Limited 141,700
Bank of New York Nominees 3,734,469
Northern Trust 1,555,992
Chase Nominees Limited 2,205,796
Midland Bank plc 125,600
Bankers Trust 14,000
Morgan Guaranty 331,700
Nortrust Nominees 2,374,900
MSS Nominees Limited 33,700
State Street Bank & Trust Co. 1,128,000
Lloyds Bank 18,600
Citibank NA 214,900
HSBC Bank plc 903,000
Mellon Bank NA 146,800
Northern Trust AVFC 408,100
KAS UK 23,600
Bank One London 144,900
JP Morgan Chase Bank 54,800
Raiffeisen Zentral Bank 275,000
Fortis Bank 6,200
Nordea Bank 75,800
Bayerische Hypo Und Vereinsbank AG 28,000

Capital International S.A. 2,053,600
Chase Nominees Limited 323,000
Midland Bank plc 10,200
Pictet & Cie, Geneva 37,100
Morgan Stanley 19,000
J.P. Morgan 1,481,000
State Street Bank & Trust Co. 44,900
HSBC Bank plc 115,000
JP Morgan Chase Bank 23,400

Capital International, Inc. 32,700
HSBC Bank plc 32,700

Taylor Nelson Sofres plc (TNS) has received notification from Legal & General Investment Management, on behalf of Legal & General Group plc and/or its subsidiaries, of a change in respect of their notifiable interest in the share capital of TNS.

The notification stated that they have an interest in 17,631,622 Ordinary 5p shares in the Capital of the Company, constituting 4.03% of the current issued share capital of the Company.

Registered Holder	Account Holding
HSBC Bank plc A/C 914945	165,520
HSBC Bank plc A/C 775245	1,305,320
HSBC Bank plc A/C 357206	13,184,023
HSBC Bank plc A/C 866203	879,390
HSBC Bank plc A/C 916681	28,900
HSBC Bank plc A/C 969995	1,269,335
HSBC Bank plc A/C 999392	40,574
HSBC Bank plc A/C 360509	758,560

Taylor Nelson Sofres plc (TNS) has today received notification from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A. and Capital International Limited of a change in respect of their notifiable interest in the share capital of TNS.

The notification stated that as a result of decreases in the issued share capital of TNS caused by the current on-market buy-back programme, their previously notified shareholding has risen above the next reportable threshold. The notifiable interest in 17,525,357 ordinary shares of 5p each in TNS, which remains unchanged, now represents 4.002% of the total issued share capital of TNS.

Taylor Nelson Sofres plc (TNS) has today received notification from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A. and Capital International Limited of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 17,525,357 ordinary shares of 5p each in TNS, representing 3.99% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of investment clients by the affiliate companies mentioned above.

Affiliates and Names of Registered Holders

Capital Guardian Trust Company 1,450,000
State Street Nominees Limited 111,100
Chase Nominees Limited 1,191,300
Midland Bank plc 147,600

Capital International Limited 13,989,057
State Street Nominees Limited 141,700
Bank of New York Nominees 3,734,469
Northern Trust 1,555,992
Chase Nominees Limited 2,249,296
Midland Bank plc 125,600
Bankers Trust 14,000
Morgan Guaranty 331,700
Nortrust Nominees 2,374,900
MSS Nominees Limited 33,700
State Street Bank & Trust Co. 1,128,000
Lloyds Bank 18,600
Citibank NA 214,900
HSBC Bank plc 903,000
Mellon Bank NA 146,800
Northern Trust AVFC 408,100
KAS UK 23,600
Bank One London 144,900
JP Morgan Chase Bank 54,800
Raiffeisen Zentral Bank 275,000
Fortis Bank 6,200
Nordea Bank 75,800
Bayerische Hypo Und Vereinsbank AG 28,000

Capital International S.A. 2,053,600
Chase Nominees Limited 323,000
Midland Bank plc 10,200
Pictet & Cie, Geneva 37,100
Morgan Stanley 19,000
J.P. Morgan 1,481,000
State Street Bank & Trust Co. 44,900
HSBC Bank plc 115,000
JP Morgan Chase Bank 23,400

Capital International, Inc. 32,700
HSBC Bank plc 32,700

Taylor Nelson Sofres plc (TNS) has today received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
Northern Trust London	Fidelity Pension Management	2,548,881
JP Morgan, Bournemouth	Fidelity Pension Management	2,168,261
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,058,400
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank PLC	Fidelity Pension Management	424,300
Bank of New York Brussels	Fidelity Pension Management	308,084
JP Morgan Chase Bank	Fidelity Management & Research Company	4,278,400
JP Morgan, Bournemouth	Fidelity Investment Services Ltd	9,199,793
JP Morgan, Bournemouth	Fidelity International Limited	5,144,200
Brown Bros Harrimn Ltd Lux	Fidelity International Limited	3,790,900
Bank of New York Europe Ldn	Fidelity Investments International	4,635,127
BNP Paribas, Paris	Fidelity Gestion	875,900
TOTAL		34,958,018

This holding of 34,958,018 represents 7.96% of the share capital of TNS.